18001350

SEC
Mail Processing
Section

MAR 1 2018

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLCA Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2517 Westgate
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael S. Chadwick 832-577-8634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, C.P.A
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr.	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael S. Chadwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLCA Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Michael S. Chadwick/ President

Title

VERONICA HUITRADO
Notary Public, State of Texas
My Commission Expires
November 19, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLCA CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

CONTENTS

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of SLCA CAPITAL, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SLCA CAPITAL, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

We have served as the Company's auditor since 2017

Flower Mound, Texas
January 29, 2018

SLCA Capital, LLC
Statements of Financial Condition
For the Year Ended December 31, 2017

ASSETS

		2017
Cash and cash equivalents	$	13,741
Due from registered representative		240
Prepaid expenses		3,545
FINRA flex account		840
	$	18,366

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	1,036
Member's Equity		17,330
	$	18,366

The accompanying notes are an integral part of these financial statements

SLCA Capital, LLC
Statements of Operations
For the Year Ended December 31, 2017

		2017
Revenues		
Investment banking and financial advisory fees	$	-
Other	$	6,750
		6,750
Expenses		
Compensation paid to other registered representatives		-
Licensing & registration		8,691
Professional Fees		33,958
Other		1,130
		43,779
Net loss	$	(37,029)

The accompanying notes are an integral part of these financial statements

SLCA Capital, LLC
Statements of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance, December 31, 2016	$	13,686
Contributions		40,673
Net loss		(37,029)
Balance, December 31, 2017	$	17,330

The accompanying notes are an integral part of these financial statements

SLCA Capital, LLC
Statements of Cash Flows
For the Year Ended December 31, 2017

		Total
OPERATING ACTIVITIES		
Net Loss	$	(37,029)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		(120)
Accounts Receivable		(120)
FINRA flex		1,485
Prepaid Expenses		(3,545)
Accrued expenses		(614)
Total Adjustments to reconcile Net Income to Net Cash provided by operations: operations:	$	(2,914)
Net cash provided by operating activities	$	(39,942)
FINANCING ACTIVITIES		
Contributed Capital	$	40,672
Net Cash provided by financing activities	$	40,672
Net cash increase for period	$	730
Cash at beginning of period		13,011
Cash at end of period	$	13,741

The accompanying notes are an integral part of these financial statements

SLCA Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SLCA Capital, LLC ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows, are summarized below:

Description of Business – The Company, located in Houston, Texas, is a private investment banking firm. The Company has claimed an exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). The Company was admitted as a member of FINRA in January 2012.

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

FINRA Flex Account – As is customary with broker-dealers, the Company maintains funds on deposit with FINRA which are used to pay various registration related fees and expenses.

Due From Registered Representative – The Company records amounts due from registered representatives for regulatory fees and recurring charges for expense sharing. An allowance for doubtful accounts was not considered necessary as of December 31, 2017.

Revenue Recognition – Financial advisory fees and retainers are recognized in accordance with the terms contained in the Company's written engagement agreements. Placement agent fees and other transaction related success fees are recognized when transactions close and receivables are recorded at that time.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the member. State margin tax is accrued and is included as a component of other expense, as required.

The Company believes that all significant tax positions utilized by the Company

will more likely than not be sustained upon examination. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2014 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of operations.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through January 29, 2018 the date the financial statements were available to be issued. No events have occurred, which require adjustment or disclosure to the financial statements, subsequent to December 31, 2017.

NOTE B NATURE OF BUSSINESS

In 2017 there was a change in the equity ownership of the firm. The Next Raise Holdings, LLC ("Next Raise") purchased the membership interest in the Company from Shoreline Capital Advisors, Inc. Next Raise is strictly a holding company and the Company does not conduct business on behalf of Next Raise. Next Raise is owned 50% by Michael S. Chadwick, 25% by George C Woods and 25% by WLW Investment Trust, of which Warren Williams and Jane Williams are co-trustees. The Trust was created for the purpose of receiving contributions made by the Woodhill Financial Group, Ltd. Solo 401k Plan. The Company is under common control with Woodhill Financial Group, Ltd., which provides consulting services and conducts financial advisory services. Should a client relationship evolve into a securities transaction, such transaction will be assigned to the Company.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017, the Company had net capital of $12,705, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2017 was .08 to 1. The Securities and Exchange Commission permits the aggregate indebtedness to net capital ratio for the Company at this time to be no greater than 15 to 1.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

NOTE E COMMITMENTS

In the course of its business, the Company enters into independent contractor agreements with registered representatives ("Contractors"). These agreements typically require the Contractor to reimburse the Company for regulatory fees incurred on their behalf and to pay the Company a fixed amount per month as a contribution towards operating expenses of the broker-dealer. These agreements require the Company to pay the Contractor a percentage of the revenue generated by them which is reflected in the Statements of Operations as "Compensation paid to other registered representatives". As of December 31, 2017, there were no amounts due to other registered representatives.

SLCA Capital, LLC
Schedule I
Computation of Net Capital under Rule 15c3-1
December 31, 2017

	2017
NET CAPITAL	
Total member's equity qualified for net capital	$ 17,330
Total capital and allowable subordinated liabilities	17,330
Deductions and/or charges Nonallowable assets:	(4,625)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	12,705
Haircuts on securities	-
Net capital	$ 12,705
AGGREGATE INDEBTEDNESS	$ 1,036
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 69
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 7,705
Ratio: Aggregate indebtedness to net capital	.08 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017

SLCA Capital, LLC
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities under Rule 15c3-3
December 31, 2017

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

SLCA CAPITAL, LLC
2517 Westgate
Houston, TX 77019
Tel: 832-577-8634

SLCA CAPITAL, LLC's Exemption Report

SLCA CAPITAL, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SLCA CAPITAL, LLC

I, Michael S. Chadwick, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael S. Chadwick
President
SLCA Capital, LLC

January 29, 2018

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of SLCA CAPITAL, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SLCA CAPITAL, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SLCA CAPITAL, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) SLCA CAPITAL, LLC stated that SLCA CAPITAL, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SLCA CAPITAL, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SLCA CAPITAL, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 29, 2018

CPA & Advisor